DREYFUS PREMIER GREATER CHINA FUND
Statement of Investments
July 31, 2004 (Unaudited)

Common Stocks--81.8%	Shares		Value ($)
China--28.6%			
Aluminum Corporation of China, Cl. H	5,929,000		3,097,562
Beijing Datang Power Generation, Cl. H	5,417,000		4,236,426
China Petroleum and Chemical , Cl. H	14,000,000		5,429,557
China Telecom, Cl. H	9,030,000		2,981,096
Huaneng Power International, Cl. H	1,774,000		1,410,121
Sinopec Shanghai Petrochemical, Cl. H	10,240,000		3,643,124
Sinopec Zhenhai Refining and Chemical, Cl. H	4,338,000		4,616,136
Weiqiao Textile, Cl. H	3,504,000		5,188,682
Yanzhou Coal Mining, Cl. H	4,100,000		4,967,371
Zhejiang Expressway, Cl. H	2,544,000		1,875,407
			37,445,482
Hong Kong--38.4%			
AV Concept	18,116,000		2,694,209
Asia Aluminum	19,170,000		2,064,488
CNOOC	4,954,000		2,381,761
China Mengniu Dairy	4,347,000	a	2,744,776
Dream International	6,126,000		1,452,980
Far East Pharmaceutical Technology	16,264,000		141,790
Golding Soft	5,220,000	a	20,412
HSBC	310,000		4,570,571
Hang Lung Group	2,583,000		3,692,413
JCG	2,664,000		2,339,568
Li Ning	10,212,000	a	3,044,001
Lifestyle International	3,934,500	a	5,372,175
Linmark	2,694,000		1,001,628
Lung Kee	6,915,000		3,269,152
Mansion House	8,000,000	a	256,414
MediaNation	360,000	a	4,662
Pacific Basin Shipping	4,300,000	a	1,267,965
TCL International Holdings	6,786,000		2,022,776
Tack Fat Group International	15,696,000		1,448,880
Television Broadcasts	1,079,000		4,426,723
Victory City International	10,970,083		4,395,122
Wing Lung Bank	230,900		1,657,765
			50,270,231
Singapore--1.3%			
Osim International	2,831,000		**1,679,337**
Taiwan-- 12.8%			
Asia Vital Components	2,222,000		2,288,026
Chi Mei Optoelectronics	1,932,000	a	2,591,915
Everlight Electronics	410		436
Formosa Plastics	132,372		183,818
Fubon Financial	1,803,000	a	1,485,260
Jenn Feng Industrial	1,562,000		2,872,168

Phoenixtec Power	2,339,300		2,133,519
Taiwan Semiconductor Manufacturing	1	a	1
United Microelectronics	3,631,800	a	2,318,625
Zyxel Communications	1,504,000		2,898,264
			16,772,032

United States--.7%

Far East Energy	500,000	a	865,000
Far East Energy (warrants)	500,000	a	1
			865,001

Total investments (cost $106,534,228)	**81.8%**	**107,032,083**
Cash and Receivable (Net)	**18.2%**	**23,849,362**
Net Assets	**100.0%**	**130,881,445**

a Non-income producing.

See notes to financial statements.

DREYFUS PREMIER JAPAN FUND
APRIL 30, 2004

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized Appreciation / Depreciation ($)
Sells:				
Japanese Yen, expiring 5/14/2004	41,494,000	390,826.03	375,885.50	14,940.53
Japanese Yen, expiring 5/14/2004	41,494,000	388,375.14	375,885.50	12,489.64
Japanese Yen, expiring 5/14/2004	59,679,000	550,303.14	540,619.62	9,683.52
Japanese Yen, expiring 5/14/2004	59,678,000	551,348.85	540,610.56	10,738.29
Japanese Yen, expiring 5/14/2004	137,756,000	1,252,498.07	1,247,902.89	4,595.18
Japanese Yen, expiring 5/14/2004	137,756,000	1,252,441.13	1,247,902.89	4,538.24
Japanese Yen, expiring 5/14/2004	36,369,000	328,100.30	329,459.19	(1,358.89)
Japanese Yen, expiring 5/14/2004	108,324,000	1,030,929.60	981,284.54	49,645.06
Total			**A/C 382/579**	**105,271.57**

DREYFUS PREMIER INTERNATIONAL GROWTH FUND
Statement of Investments
July 31, 2004 (Unaudited)

Common Stocks--95.4%	Shares		Value ($)
Australia--2.5%			
Commonwealth Bank of Australia	12,785		279,882
Macquarie Infrastructure	153,990		373,603
WMC Resources	118,027		430,355
			1,083,840
Austria--1.6%			
Erste Bank der oesterreichischen Sparkassen	18,276		**708,519**
Belgium--2.1%			
Belgacom	13,696		419,996
KBC Bankverzekeringsholding	9,179		517,608
			937,604
Brazil--4.1%			
Aracruz Celulose, ADR	9,120		315,552
Brasil Telecom Participacoes, ADR	8,180		245,400
Companhia Vale do Rio Doce, ADR	8,995		396,679
Natura Cosmeticos	17,400		298,368
Petroleo Brasileiro, ADR	21,540		552,501
			1,808,500
Canada--1.7%			
Inco	10,699	a	354,329
Oncolytics Biotech	97,300	a	373,556
Oncolytics Biotech (Purchase Warrants 2/21/2005)	54,143	a	45,152
Oncolytics Biotech (Purchase Warrants 4/5/2005)	29,734	a	1
			773,038
Chile--.4%			
Corpbanca, ADR	6,675		**160,934**
Denmark--1.0%			
Carlsberg, Cl. B	8,730		**438,949**
France--8.2%			
BNP Paribas	7,065		410,883
France Telecom	19,708		487,561
Lafarge	6,325		541,354
L'Oreal	4,802		343,751
Sanofi-Synthelabo	9,600		635,863
Total	3,388		656,929
Vinci	4,995		507,680
			3,584,021
Germany--3.1%			
AMB Generali	5,508		397,336
BASF	8,655		460,697
Celesio	8,171		520,585
			1,378,618
Greece--2.1%			
EFG Eurobank Ergasias	24,284		524,869
Public Power	18,020		411,575
			936,444

Indonesia--3.2%

PT Bank Central Asia	3,363,000	689,516
PT Hanjaya Mandala Sampoerna	1,206,000	718,721
		1,408,237

Italy--4.0%

Assicurazioni Generali	11,624	306,991
Enel	32,110	252,826
Eni	16,902	347,436
Snam Rete Gas	114,008	489,265
Telecom Italia	163,327	350,459
		1,746,977

Japan--16.7%

ACOM	7,800	502,412
BRIDGESTONE	28,000	505,592
JFE Holdings	12,300	294,475
Japan Retail Fund Investment	84	584,827
KIRIN BREWERY	59,000	577,730
Kao	14,000	347,123
LAWSON	10,900	423,016
MATSUI SECURITIES	9,100	250,155
Mitsubishi Tokyo Financial Group	45	403,045
NISSAN MOTOR	41,300	445,965
NTT DoCoMo	189	329,390
Nippon Building Fund	73	513,489
Nippon Yusen Kabushiki Kaisha	74,000	339,703
TOYOTA MOTOR	14,400	579,544
Tokyo Electric Power	13,900	315,299
Tostem Inax Holding	23,000	467,996
West Japan Railway	110	440,731
		7,320,492

Luxembourg--.8%

Arcelor	20,328	**342,108**

Malaysia--1.4%

Astro All Asia Networks	247,700	298,543
Malayan Banking	116,200	327,195
		625,738

Mexico--.7%

Desarrolladora Homex, ADR	18,500	**329,115**

Singapore--2.9%

MobileOne	478,000	430,881
Singapore Post	536,000	252,492
Singapore Press	229,500	573,917
		1,257,290

South Africa--1.0%

MTN Group	98,386	**423,108**

South Korea--5.2%

KT&G, GDR	68,659 b	815,326

SK Telecom, ADR	19,300	340,838
Samsung Electronics	1,440	513,011
Shinsegae	2,570	598,313
		2,267,488
Spain--3.3%		
Abertis Infraestructuras	26,173	443,308
Abertis Infraestructuras (Rights)	26,173	22,338
Altadis	17,954	560,282
Iberdrola	20,039	409,511
		1,435,439
Sweden--.6%		
Skandinaviska Enskilda Banken, Cl. A	19,103	**257,503**
Switzerland--7.4%		
Nestle	3,631	926,377
Novartis	21,943	974,141
Roche Holding	7,609	750,748
UBS	9,354	624,500
		3,275,766
Taiwan--2.0%		
China Steel, GDR	32,043	549,530
Compal Electronics, GDR	72,900	325,863
		875,393
Thailand--4.0%		
Advanced Info Service	190,100	441,879
Bank of Ayudhya	1,988,500 a	553,699
Land and Houses	1,188,300	279,092
Siam Cement	81,000	478,547
		1,753,217
United Kingdom--15.4%		
AstraZeneca	20,274	908,326
BHP Billiton	63,693	580,925
British Sky Broadcasting Group	38,700	425,891
GUS	42,566	667,201
GlaxoSmithKline	26,856	546,116
Invensys	104,715 a	30,501
National Grid Transco	69,629	551,721
Rank Group	56,394	303,633
Reckitt Benckiser	12,043	329,741
Shell Transport & Trading	171,916	1,247,198
Standard Chartered	18,600	307,969
Vodafone	396,740	861,301
		6,760,523

Total Common Stocks
  (cost $35,561,553)   **41,888,861**

Preferred Stock--1.3%

Germany;
Henkel

(cost $552,040)	7,769	**570,620**
Total Investments (cost $36,113,593)	**96.7%**	**42,459,481**
Cash and Receivables (Net)	**3.3%**	**1,442,793**
Net Assets	**100.0%**	**43,902,274**

a Non-income producing.
b Securities exempt from registration under Rule 144A of Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 200 this security amounted to $815,326 or approximately 1.9% of net assets.

See notes to financial statements.

04,